[LOGO] Ridgewood Energy

       Daniel V. Gulino
       Senior Vice President
       And General Counsel



                              WRITTEN STATEMENT OF
                          RIDGEWOOD ENERGY K FUND, LLC,
                        RIDGEWOOD ENERGY L FUND, LLC, and
                          RIDGEWOOD ENERGY M FUND, LLC

     In connection with the response of Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, and Ridgewood Energy M Fund, LLC (collectively the "Funds"), to the letter from the Securities and Exchange Commission (the "Commission"), dated November 29, 2005, acknowledge as follows:

     o The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.

     o Comments from the Commission's staff or changes in the disclosures made on the amended registration statements in response to staff's comments do not foreclose the Commission from taking any action with respect to the filings.

     o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


  947 Linwood Avenue o Ridgewood, NJ 07450 o T (201)447-9000 o F (201)447-0474

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Acknowledged this 20th day of January, 2006.

RIDGEWOOD ENERGY K FUND, LLC


By: /s/ Daniel V. Gulino
   ---------------------------------------------
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY L FUND, LLC


By: /s/ Daniel V. Gulino
   ---------------------------------------------
Title: Senior Vice President and General Counsel
RIDGEWOOD ENERGY M FUND, LLC


By: /s/ Daniel V. Gulino
   ---------------------------------------------
Title: Senior Vice President and General Counsel